UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                  I-Link Incorporated (formerly Medcross, Inc.)
                  ---------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.007 par value
                          -----------------------------
                         (Title of Class of Securities)

                                  449927-10-2
                                --------------
                                (CUSIP Number)

                               Ralph W. Hardy, Jr.
                              Winter Harbor, L.L.C.
                              11400 Skipwith Lane,
                             Potomac, Maryland 20854
                                 (301) 983-2424
                 -----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                             OCtober 24, 2000
               -----------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No.         449927-10-2                 13D              Page 2 of 9 Pages
                                                                    -    -
--------------------------------------------------------------------------------


-------------------- -----------------------------------------------------------
1                    NAME OF REPORTING PERSON            Winter Harbor, L.L.C.
                     S.S. OR I.R.S. IDENTIFICATION NO. OF
                     ABOVE PERSON
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) _____
                                                                       (b)   x
                                                                            ---
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
3                    SEC USE ONLY

-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
4                    SOURCE OF FUNDS*
                                                                         N/A

-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) or 2(e)_____

-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
6                    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                        Delaware

-------------------- -----------------------------------------------------------
---------------------------- -------- ------------------------------------------
         Number of           7        SOLE VOTING POWER
          Shares                                   0
       Beneficially
         Owned by
           Each
         Reporting
        Person With

---------------------------- -------- ------------------------------------------
---------------------------- -------- ------------------------------------------
                             8        SHARED VOTING POWER

                                                  51,834,003(1)
---------------------------- -------- ------------------------------------------
---------------------------- -------- ------------------------------------------
                             9        SOLE DISPOSITIVE POWER
                                                  0

---------------------------- -------- ------------------------------------------
---------------------------- -------- ------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                                  51,834,003(1)

---------------------------- -------- ------------------------------------------
-------------------- -----------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                  51,834,003(1)

-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES*                 _____
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                  64.9%(2)
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
14                   TYPE OF REPORTING PERSON*                   OO

-------------------- -----------------------------------------------------------

1 Based on the share numbers contained in the Definitive Proxy Statement filed by I-Link with the Securities and Exchange Commission on August 29, 2000.
2 Based on the share numbers contained in the Definitive Proxy Statement filed by I-Link with the Securities and Exchange Commission on August 29, 2000 and the number of outstanding shares as of October 12, 2000,(28,095,794 shares) as reported on the facing page of I-Link's Form 10-Q for the period ended September 30, 2000.

--------------------------------------------------------------------------------
CUSIP No.         449927-10-2                 13D              Page 3 of 9 Pages
                                                                    -    -
--------------------------------------------------------------------------------


-------------------- -----------------------------------------------------------
1                    NAME OF REPORTING PERSON            First Media, L.P.
                     S.S. OR I.R.S. IDENTIFICATION NO. OF
                     ABOVE PERSON
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) _____
                                                                       (b)   x
                                                                            ---
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
3                    SEC USE ONLY

-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
4                    SOURCE OF FUNDS*
                                                                          N/A

-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) or 2(e)_____

-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
6                    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                        Delaware

-------------------- -----------------------------------------------------------
---------------------------- -------- ------------------------------------------
         Number of           7        SOLE VOTING POWER
          Shares                                   0
       Beneficially
         Owned by
           Each
         Reporting
        Person With

---------------------------- -------- ------------------------------------------
---------------------------- -------- ------------------------------------------
                             8        SHARED VOTING POWER
                                                  51,834,003(1)

---------------------------- -------- ------------------------------------------
---------------------------- -------- ------------------------------------------
                             9        SOLE DISPOSITIVE POWER


---------------------------- -------- ------------------------------------------
---------------------------- -------- ------------------------------------------
                             10       SHARED DISPOSITIVE POWER

                                                  51,834,003(1)
---------------------------- -------- ------------------------------------------
-------------------- -----------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                  51,834,003(1)

-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES*                 _____
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                  64.9%(2)
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
14                   TYPE OF REPORTING PERSON*                   PN

-------------------- -----------------------------------------------------------

1 Based on the share numbers contained in the Definitive Proxy Statement filed by I-Link with the Securities and Exchange Commission on August 29, 2000.
2 Based on the share numbers contained in the Definitive Proxy Statement filed by I-Link with the Securities and Exchange Commission on August 29, 2000 and the number of outstanding shares as of October 12, 2000,(28,095,794 shares) as reported on the facing page of I-Link's Form 10-Q for the period ended September 30, 2000.

--------------------------------------------------------------------------------
CUSIP No.         449927-10-2                 13D              Page 4 of 9 Pages
                                                                    -    -
--------------------------------------------------------------------------------


-------------------- -----------------------------------------------------------
1                    NAME OF REPORTING PERSON            First Media Corporation
                     S.S. OR I.R.S. IDENTIFICATION NO. OF
                     ABOVE PERSON
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) _____
                                                                       (b)   x
                                                                            ---
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
3                    SEC USE ONLY

-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
4                    SOURCE OF FUNDS*
                                                                          N/A

-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) or 2(e)_____

-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
6                    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                        Delaware

-------------------- -----------------------------------------------------------
---------------------------- -------- ------------------------------------------
         Number of           7        SOLE VOTING POWER
          Shares                                   0
       Beneficially
         Owned by
           Each
         Reporting
        Person With

---------------------------- -------- ------------------------------------------
---------------------------- -------- ------------------------------------------
                             8        SHARED VOTING POWER
                                                  51,834,003(1)

---------------------------- -------- ------------------------------------------
---------------------------- -------- ------------------------------------------
                             9        SOLE DISPOSITIVE POWER
                                                   0

---------------------------- -------- ------------------------------------------
---------------------------- -------- ------------------------------------------
                             10       SHARED DISPOSITIVE POWER

                                                  51,834,003(1)
---------------------------- -------- ------------------------------------------
-------------------- -----------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                  51,834,003(1)

-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES*                 _____
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                  64.9%(2)
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
14                   TYPE OF REPORTING PERSON*                   CO

-------------------- -----------------------------------------------------------

1 Based on the share numbers contained in the Definitive Proxy Statement filed by I-Link with the Securities and Exchange Commission on August 29, 2000.
2 Based on the share numbers contained in the Definitive Proxy Statement filed by I-Link with the Securities and Exchange Commission on August 29, 2000 and the number of outstanding shares as of October 12, 2000,(28,095,794 shares) as reported on the facing page of I-Link's Form 10-Q for the period ended September 30, 2000.

Item 1.  Security and Issuer

                  This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock, $.007 par value (the "Common Stock"), of I-Link Incorporated (formerly Medcross, Inc.), a Florida corporation (the "Issuer" or "I-Link"), beneficially owned by the Reporting Persons specified herein, and amends and supplements the Schedule 13D, dated April 14, 1998, Schedule 13D/A(amendement no.1), dated January 15, 1999 and Schedule 13D/A (amendment no.2), dated September 11, 2000 (collectively, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified. All share numbers contained herein are based on the share numbers contained in the Definitive Proxy Statement filed by I-Link with the Securities and Exchange Commission on August 29, 2000.


Item 4.  Purpose of the Transaction

         Winter Harbor , L.L.C. ("Winter Harbor") has entered into a transaction to dispose of its entire interest in I-Link.

         The Securities Purchase Agreement

         On August 30, 2000, Winter Harbor entered into a Securities Purchase Agreement with Red Cube International AG ("Red Cube"), an Aktiengesellschaft organized under the laws of Switzerland, and KPR Finanz-Und Verwaltung AG, an Aktiengesellschaft organized under the laws of Switzerland (the "Securities Purchase Agreement"), to sell to Red Cube;

         (x) on the First Closing Date, as defined in Section 7.1(a) of the Securities Purchase Agreement:

         (i) 4,400  shares  of Series M  Preferred  Stock of  I-Link,  par value
$10.00  per  share  (the   "Series  M  Preferred   Stock"),   convertible   into
approximately 7,861,475 shares of Common Stock;

         (ii) Promissory Notes of I-Link, in the aggregate principal amount of $7,768,000, convertible into approximately 5,251,233 shares of Common Stock and warrants to purchase an additional 5,000,000 shares of Common Stock; and

         (iii) Warrants of I-Link to purchase 18,800,000 shares of Common Stock; and

         (y) on the Second Closing Date, as defined in Section 8.1(a) of the Securities Purchase Agreement:

         (i) 14,404  shares of Series N  Preferred  Stock of  I-Link,  par value
$10.00  per  share  (the   "Series  N  Preferred   Stock"),   convertible   into
approximately 5,181,295 shares of Common Stock; and

         (ii) Warrants of I-Link to purchase 9,740,000 shares of Common Stock.

         Aside from the Common Stock, none of the aforementioned classes of securities are registered under the Securities Exchange Act. Holders of Series M Preferred Stock and Series N Preferred Stock have voting rights, including the right to vote together with the holders of Common Stock on an "as if converted" basis.

         Exhibit A to the Securities Purchase Agreement sets forth details of the Promissory Notes and the various series of Warrants that are to be sold by Winter Harbor in this transaction.

         The Securities Purchase Agreement, as amended by the letter agreement dated October 24, 2000, provides that the First Closing shall occur on December 31, 2000 or on an earlier date designated by Red Cube to Winter Harbor on not less than five business days' written notice, provided that there is no existing judgment, decree or order that would prevent or make unlawful the First Closing, or any other existing circumstance beyond the reasonable control of Winter Harbor or Red Cube which would prevent either the First Closing or the satisfaction of any of the conditions precedent to the obligations of either party set forth in the Securities Purchase Agreement. Pursuant to the Securities Purchase Agreement, the Second Closing shall take place on the earlier of the fifth business day following the date on which ordinary shares of Red Cube commence trading on the SWX New Market or on April 2, 2001, provided that there is no existing judgment, decree or order that would prevent or make unlawful the Second Closing, or any other existing circumstance beyond the reasonable control of Winter Harbor or Red Cube which would prevent either the Second Closing or the satisfaction of any of the conditions precedent to the obligations of either party set forth in the Securities Purchase Agreement.

         The Securities Purchase Agreement may be terminated by either Winter Harbor or Red Cube under certain circumstances, including, if the First Closing did not occur on or prior to October 9, 2000. The Securities Purchase Agreement, as amended by the letter agreement dated October 24, 2000, provides that the Securities Purchase Agreement may be terminated by either Winter Harbor or Red Cube under certain circumstances, including, if the First Closing does not occur on or prior to December 31, 2000. Red Cube has paid to Winter Harbor a nonrefundable deposit of $20 million, which if the First Closing occurs, will be credited towards the purchase price paid by Red Cube under the Securities Purchase Agreement.

                  Pursuant to the Securities Purchase Agreement, Winter Harbor assigned to Red Cube all its rights under the Shareholders Agreement, dated as of October 10, 1997, among Winter Harbor and other I-Link shareholders named therein (the "Shareholders Agreement"). As a result of such assignment and upon completion of the purchase of the Series M Preferred Stock, I-Link will be required to obtain Red Cube's approval with respect to any action proposed by I-Link to:



         (i) amend, modify or repeal the charter or by- laws of I-Link or the articles of incorporation, by-laws, or other organizational document of any subsidiary, or to create, authorize, designate or issue any class or series of equity securities of I-Link or any subsidiary or any option, warrants or other rights to receive any class or series of equity securities of I-Link or any subsidiary;

         (ii) effect any merger, recapitalization or consolidation with or into another entity, or enter into any binding share exchange or similar transaction with any entity;

         (iii) sell, transfer, lease or dispose of all or substantially all of its assets in one transaction or a series of related transactions, or liquidate, dissolve or wind-up its affairs;

         (iv) sell, transfer, dispose of, lease, pledge or encumber (a "disposition"), or engage in a series of related dispositions, of any of its assets (including rights) having a value, in the aggregate for such transaction or series of transactions, in excess of $250,000;

         (v) lease or otherwise acquire any assets having a value, in the aggregate, in excess of $250,000;

         (vi) incur or prepay any indebtedness (or guarantee obligations of others or enter into any other guarantee or credit support arrangement);

         (vii) pay any dividend or make other distributions or redemption payments with respect to any of its equity interests;

         (viii) conduct or engage in any business other than the business in which it is presently engaged (and such other businesses as are reasonably ancillary thereto);

         (ix) form and own, in whole or in part, one or more corporations, trusts, partnerships or other subsidiary entity;

         (x) acquire, own or hold for investment any equity interests in another entity or any option, warrant, or other debt or equity interest convertible into or evidencing the right to acquire (whether or not for additional consideration) any equity interest in such entity;

         (xi) enter into any transaction or agreement (or amend any agreement) with any affiliate of I-Link or any of the I-Link shareholders;

         (xii) adopt or amend its annual budget;

         (xiii) hire, employ or discharge any of its executive officers, managers or key employees;

         (xiv) engage or discharge its independent certified public accountants;

         (xv)  initiate  or  settle  any  litigation   involving  an  amount  in
controversy in excess of $250,000;

         (xvi) adopt or amend any employee benefit plan or program;

         (xvii) enter into any commitment or series of related commitments involving a payment or payments of an aggregate amount in excess of $500,000.


         (xviii) file for voluntary or involuntary protection under federal or state bankruptcy or insolvency laws or make any assignment for the benefit of creditors; or

         (xix) take any action that would make it impossible for I-Link or any of its subsidiaries to carry on its ordinary business or take any action that is in contravention of I-Link's Amended and Restated Articles of Incorporation.

         During the period from the execution of the Securities Purchase Agreement and until its termination, Winter Harbor has agreed not to remove, or cause the removal of, or cause to resign, the two directors elected to I-Link's board of directors pursuant to Winter Harbor's rights under the Shareholders Agreement and as the sole holder of the Series M Preferred Stock without the prior written consent of Red Cube. When the purchase of the Series M Preferred Stock is completed and as long as Red Cube holds a majority of shares of the Series M Preferred Stock, Red Cube will have the right to elect two individuals in I-Link's board of directors and the sole power to remove them.

         The Voting Agreement and the Proxy

         As of September 11, 2000, Winter Harbor entered into a Voting Agreement with Red Cube (the "Voting Agreement"). Pursuant to the terms of the Voting Agreement from the date thereof and until the First Closing Date, Red Cube has the right to direct the vote of any securities entitled to vote or that can be converted to voting securities and that are subject to the Securities Purchase Agreement, with respect to any matter not in the ordinary course of business. Pursuant to the terms of the Voting Agreement, Winter Harbor is also restricted during the same period from transferring, converting or in any other way disposing of any such securities.

         At the First Closing, Winter Harbor will grant Red Cube an irrevocable proxy, pursuant to Section 5.6(a) of the Securities Purchase Agreement, with respect to all securities to be transferred to Red Cube upon the Second Closing (the "Proxy").

         If the Proxy granted to Red Cube is determined to be invalid or unenforceable in any respect, the Voting Agreement will remain effective after the First Closing Date with respect to the securities to be delivered at the Second Closing Date.

         The Voting Agreement shall terminate on the earliest of (i) the Second Closing Date, (ii) the fifth business day following the date on which ordinary shares of Red Cube commence trading on SWX Market, (iii) April 2, 2000 and (iv) the termination of the Securities Purchase Agreement. The Proxy shall terminate on the earlier of (i) the fifth business day following the date on which ordinary shares of Red Cube commence trading on the SWX Market, or (ii) April 2, 2000.

         The summary descriptions of certain provisions of the Securities Purchase Agreement, the Voting Agreement and the Proxy contained in this Amendment do not purport to be complete and are qualified in their entirety by reference to the text of such documents, which have been incorporated by reference as Exhibits to this document. The summary descriptions of certain provisions of the Shareholders Agreement contained in this Amendment do not purport to be complete and are qualified in their entirety by reference to the text of such document, which was incorporated by reference as an Exhibit to the
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

                  (a) Winter Harbor has agree to sell it entire interest in I-Link, consisting of the securities described below. Winter Harbor holds 4,400 shares of Series M Preferred Stock and 1,404 shares of Series N Preferred Stock. Such Series M Preferred Stock (with accrued dividends) together with the Series N Preferred Stock could be converted into approximately 13,041,770 shares of Common Stock. Winter Harbor also holds warrants to acquire approximately 28,540,000 additional shares of Common Stock. Additionally, if outstanding I-Link debt owed to Winter Harbor is converted into Series M Preferred Stock and the Series M Preferred Stock is then converted into Common Stock (together with the 5,000,000 warrants exercisable into Common Stock that are issuable upon the conversion of the Outstanding Debt), Winter Harbor would have the right to receive approximately 9,931,225 additional shares of Common Stock. Therefore, Winter Harbor beneficially own 51,834,003 shares of I-Link common stock representing 64.9% of shares of I-Link Common Stock outstanding based on the number of outstanding shares of Common Stock as of October 12, 2000, (28,095,794 shares) as reported on the facing page of I-Link's Form 10-Q for the period ended September 30, 2000.

                  (b) Because of the covenants contained in the Securities Purchase Agreement, the Voting Agreement and the Proxy, Winter Harbor, First Media, L.P. and First Media Corporation share the power to vote Winter Harbor's entire interest in I-Link with Red Cube. Additionally, because of the covenants contained in the Securities Purchase Agreement, the Voting Agreement and the Proxy, Winter Harbor, First Media, L.P. and First Media Corporation share the power to dispose of Winter Harbor's entire interest in I-Link with Red Cube.

                  (c) Except as described in this Amendment, Winter Harbor has not effected any transaction in the Series N Preferred Stock, Series M Preferred Stock or Common Stock of the Issuer during the past sixty days.

                  (d) None.

                  (e) Upon completion of the Second Closing as described above, Winter Harbor, First Media, L.P., and First Media Corporation will cease to be the beneficial owner of more that five percent of the Common Stock.

         Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that Winter Harbor, First Media, L.P., and First Media Corporation are members of a "group" for purposes of Rule 13d-5, or that such group exists. Each of Winter Harbor, First Media, L.P. and First Media Corporation expressly disclaims the existence of, or membership in, any such "group."

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Except as described in this document and in the Schedule 13D, neither Winter Harbor, First Media, L.P., nor First Media Corporation has any contracts arrangements, understandings or relationships with respect to the securities of I-Link.

Item 7.  Material to be Filed as Exhibits

4.14 Securities Purchase Agreement, dated as of August 30, 2000, among Red Cube, KPR and Winter Harbor (incorporated by reference to Red Cube's Schedule 13D, dated August 30, 2000 and filed September 11, 2000, file no. 0-17973).

4.15 Voting Agreement, dated as of September 11, 2000, between Red Cube and Winter Harbor (Incorporated by reference to Red Cube's Schedule 13D, dated August 30, 2000 and filed September 11, 2000, file no. 0-17973).

4.16 Letter Agreement, dated as of October 24, 2000, between Red Cube and Winter Harbor.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                      WINTER HARBOR, L.L.C.

                      By:     First Media, L.P., its Manager / Member

                      By:     First Media Corporation, its sole General Partner

October 31, 2000                         /s/ Ralph W. Hardy, Jr.
___________________             By:      -----------------------------------
             Date                        Ralph W. Hardy, Jr.
                                         Secretary




                      FIRST MEDIA, L.P.

                      By:     First Media Corporation, its sole General Partner

October 31, 2000                         /s/ Ralph W. Hardy, Jr.
__________________              By:      ------------------------------------
           Date                          Ralph W. Hardy, Jr.
                                         Secretary



                      FIRST MEDIA CORPORATION

October 31, 2000                         /s/ Ralph W. Hardy, Jr.
__________________              By:      ---------------------------------
           Date                          Ralph W. Hardy, Jr.
                                         Secretary